Form 10-K, Exhibit 13
period 1996-03-30
STERLING ELECTRONICS CORP
filed 1996-06-28
CIK 94136

                                                                     EXHIBIT 13



                  FIVE-YEAR REVIEW OF SELECTED FINANCIAL DATA
- --------------------------------------------------------------------------------
                                 (Dollars in thousands except per share amounts)

Sterling Electronics Corporation

                                                                        Fiscal Year Ended (Note A)
                                        -----------------------------------------------------------------------------------
                                          MARCH 30,         April 1,          April 2,         April 3,         March 28,
                                        1996 (NOTE B)         1995              1994         1993 (Note C)        1992
                                        -------------     -------------    -------------     -------------    -------------

Net sales                               $     322,135     $     239,024    $     196,987     $     144,892    $     113,150
Income from continuing operations
  and before cumulative effect
  of change in accounting principle     $      10,373     $       7,761    $       5,634     $       2,124    $       1,039
Discontinued operations                          (534)               31               12                41              134
Cumulative effect of change
  in accounting principle                         -0-               -0-           (1,742)              -0-              191
                                        -------------     -------------    -------------     -------------    -------------
Net income                              $       9,839     $       7,792    $       3,904     $       2,165    $       1,364
Income per common share:
  Primary
  Continuing operations                 $        1.47     $        1.11    $         .95     $         .48    $         .25
  Discontinued operations                        (.08)              .01              -0-               .03              .03
  Cumulative effect of change
     in accounting principle                      -0-               -0-            (0.29)              -0-              .04
                                        -------------     -------------    -------------     -------------    -------------
  Net income                            $        1.39     $        1.12    $         .66     $         .51    $         .32
  Fully diluted
  Continuing operations                 $        1.46     $        1.11    $         .86     $         .44    $         .24
  Discontinued operations                        (.07)              .01              -0-               .01              .03
  Cumulative effect of change
     in accounting principle                      -0-               -0-             (.25)              -0-              .05
                                        -------------     -------------    -------------     -------------    -------------
  Net income                            $        1.39     $        1.12    $         .61     $         .45    $         .32

Total assets                            $     126,838     $      86,348    $      76,307     $      57,217    $      47,200
Working capital                         $      71,391     $      47,343    $      41,960     $      31,816    $      26,386
Ratio of current assets
  to current liabilities                          2.8               2.6              2.6               2.7              2.8
Long-term debt                          $      33,719     $      12,950    $      15,058     $      21,249    $      18,586
Shareholders' equity                    $      48,453     $      39,497    $      31,364     $      16,863    $      14,032



Note A: Restated for discontinued operations and five percent stock dividend paid to shareholders of record on January 11, 1996.
Note B: Includes Canadian operations acquired August 22, 1995.
Note C: Fifty-three-week year

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS
- --------------------------------------------------------------------------------

FISCAL 1996 COMPARED TO FISCAL 1995

NET SALES Fiscal 1996 record sales of $322.1 million were 35 percent ahead of the prior year's sales of $239.0 million. This increase is the result of improved market conditions, especially increased demand for semiconductor products. Semiconductor product, connector product and passive and electromechanical product sales increased 45%, 26% and 25%, respectively, in fiscal 1996 over fiscal 1995. Fiscal 1996 includes $13.2 million of sales from the operations in Canada which were acquired on August 22, 1995.

    Backlog on March 30, 1996 was $95.8 million, a 45 percent increase over the beginning of the year backlog of $66.0 million. Strong bookings in each of the Company's product segments accounted for the increase in backlog.

GROSS MARGIN Consolidated gross margins of 21.4 percent reflect a 0.9 point decrease from 22.3 percent a year ago. The decline stems principally from competitive pricing pressures in all product segments, and semiconductor sales increasing more rapidly than sales of higher margin passive and connector products.

SELLING AND ADMINISTRATIVE COSTS Consolidated operating expenses as a percentage of sales declined to 15.5 percent, the lowest in the Company's history, compared to 16.5 percent a year ago. This improvement resulted from economies of scale from sales growth (fixed costs were spread over an increasing sales base) coupled with continuing cost controls.

OPERATING INCOME As a result of gross margin dollars increasing more rapidly than selling and administrative expenses, operating income increased $5,144,000, a 37 percent improvement over the previous fiscal year.

INTEREST Interest costs increased by $648,000 (60 percent). The increase in interest expense is primarily the result of the $10 million (63 percent) increase in average indebtedness outstanding under the Company's bank credit line. Outstanding indebtedness increased as a result of the $29 million increase in accounts receivable and inventories during fiscal 1996, the $7.4 million used to purchase the Company's Canadian operations and $2.9 million of capital expenditures.

LIQUIDITY AND CAPITAL RESOURCES

The Company maintains a high level of current assets, primarily accounts receivable and inventories. Current assets as a percentage of total assets were approximately 88% and 89% at the end of fiscal 1996 and 1995, respectively.

    At fiscal year end, Sterling's current assets were 2.8 times current liabilities and working capital was $71.4 million, compared to current assets of 2.6 times current liabilities and $47.3 million in working capital a year ago. Working capital continues to increase, reflected principally in greater inventories and receivables required to support increasing sales, partially offset by increased accounts payable and accrued expenses. Even though inventories have increased, average inventory turnover for fiscal 1996 was 5.4, the same as for fiscal 1995.

    Cash flow from operations, along with $21 million of proceeds from the bank credit line, were sufficient to fund the $29 million fiscal 1996 increase in accounts receivable and inventories, the August 22, 1995 acquisition of the Company's Canadian subsidiary for $7.4 million and $2.9 million of capital expenditures, principally for computer hardware and software.

    The Company's need for additional investment in receivables and inventories is expected to continue in connection with anticipated sales growth and planned geographic expansion.

    At March 30, 1996, the Company had $6.8 million in available credit under the $40 million bank credit line which matures on February 16, 1999. Management believes that internal generation of cash flow (net income plus non-cash items such as depreciation and amortization), the $15 million long-term loan described below, available equipment financing, funds available under the bank credit line, plus possible increases in the bank credit line should be sufficient to meet liquidity needs over the next two fiscal years.

    On April 15, 1996 the Company borrowed $15 million at a fixed interest rate of 6.45% from an insurance company under a ten year agreement with a seven year average maturity. Proceeds from this loan were used to reduce amounts borrowed under the bank credit line.

    The Company's net deferred tax asset is expected to be recovered from future taxable income. This asset is expected to grow modestly for the next three fiscal years because cash outlays for income taxes are expected to exceed income tax expense.

    On June 5, 1996, the Company agreed to lease a 181,000 square foot warehouse to be constructed adjacent to the Dallas/Fort Worth International Airport. The lease term is ten years with monthly rental payments of approximately $82,000, plus the Company is responsible for all property taxes, insurance and maintenance. The Company intends to purchase and/or lease $4 million to $6 million of material handling equipment, computer equipment and material management software for this warehouse and distribution center. The Company intends to consolidate the distribution operations of its three existing regional distribution centers into this new state-of-the-art facility during the fourth quarter of fiscal 1997 and the first quarter of fiscal 1998. Management believes that the capital resources described above should be adequate to fund the cost of this consolidation and the operation of the new distribution center.

FISCAL 1995 COMPARED TO FISCAL 1994

NET SALES Fiscal 1995 record sales of $239.0 million were 21 percent ahead of the prior year's sales of $197.0 million. This increase is the result of improved market conditions, especially increased demand for semiconductor products.

    Backlog on April 1, 1995 was $66.0 million, a 36 percent increase over the beginning of the year backlog of $48.7 million. Strong bookings in the Company's distribution business accounted for the increase in backlog.

GROSS MARGIN Consolidated gross margins of 22.3 percent reflect a 1.5 point decrease from 23.8 percent a year ago. The decline stems principally from competitive pressures on semiconductor pricing and semiconductor sales increasing more rapidly than sales of higher margin passive and connector products.

SELLING AND ADMINISTRATIVE COSTS Consolidated operating expenses as a percentage of sales declined to 16.5 percent compared to 18.5 percent a year ago. This improvement resulted from economies of scale from sales growth (fixed costs were spread over an increasing sales base) coupled with continuing cost controls. OPERATING INCOME As a result of gross margin dollars increasing more rapidly than selling and administrative expenses, operating income increased $3,458,000, a 33 percent improvement over the previous fiscal year.

INTEREST Interest costs decreased by $324,000 (23 percent). The decrease in interest expense is primarily the result of the conversion of the 10.75% convertible subordinated debentures into common stock during fiscal 1994. Interest expense on the debentures during fiscal 1994 was $530,000. Interest expense on loans other than the convertible debentures increased by $206,000 (23 percent) as a result of higher interest rates combined with the $1.9 million increase in average indebtedness under the bank credit line.

                       QUARTERLY INFORMATION (UNAUDITED)
- --------------------------------------------------------------------------------
                                (Dollars in thousands except per share amounts)

Sterling Electronics Corporation
                        FOR FISCAL YEARS ENDED MARCH 30, 1996 AND APRIL 1, 1995

                                                             April-June                             July-September
                                                       1995+              1994+                 1995                1994+
                                                   -------------------------------           ------------------------------
Net sales                                          $    70,423         $    56,265           $    80,383        $    57,539
Gross profit                                       $    15,122         $    12,822           $    17,203        $    12,899

Income from continuing operations                  $     2,273         $     1,833           $     2,522        $     1,730
Income (loss) from discontinued operations                  24                  22                  (558)                 2
                                                   -----------         -----------           -----------        -----------
Net income                                         $     2,297         $     1,855           $     1,964        $     1,732
                                                   ===========         ===========           ===========        ===========

Income per common share:*
   Primary
     o Continuing operations                       $       .32         $       .27           $       .35        $       .25
     o Discontinued operations                             -0-                 -0-                  (.08)               -0-
                                                   -----------         -----------           -----------        -----------
     o Net income                                  $       .32         $       .27           $       .27        $       .25
                                                   ===========         ===========           ===========        ===========
   Fully diluted
     o Continuing operations                       $       .32         $       .27           $       .35        $       .25
     o Discontinued operations                             -0-                 -0-                  (.08)               -0-
                                                   -----------         -----------           -----------        -----------
     o Net income                                  $       .32         $       .27           $       .27        $       .25
                                                   ===========         ===========           ===========        ===========

Price range of common stock per share*
   HIGH                                            $    16.071         $    13.452           $    19.286        $    12.619
   LOW                                                  11.190              10.119                15.357             10.357

                                                          October-December                            January-March
                                                       1995               1994+                 1996                1995+
                                                   -------------------------------           ------------------------------
Net sales                                          $    79,347         $    58,143           $    91,982        $    67,077
Gross profit                                       $    17,051         $    13,050           $    19,449        $    14,498

Income from continuing operations                  $     2,503         $     1,799           $     3,075        $     2,400
Income (loss) from discontinued operations                 -0-                  12                   -0-                (6)
                                                   -----------         -----------           -----------        -----------
Net income                                         $     2,503         $     1,811           $     3,075        $     2,394
                                                   ===========         ===========           ===========        ===========

Income per common share:*
   Primary
     o Continuing operations                       $       .35         $       .26           $       .44        $       .34
     o Discontinued operations                             -0-                 -0-                   -0-                -0-
                                                   -----------         -----------           -----------        -----------
     o Net income                                  $       .35         $      .26            $       .44        $       .34
                                                   ===========         ==========            ===========        ===========
   Fully diluted
     o Continuing operations                       $       .35         $       .26           $       .44        $       .34
     o Discontinued operations                             -0-                 -0-                   -0-                -0-
                                                   -----------         -----------           -----------        -----------
     o Net income                                  $       .35         $       .26           $       .44        $       .34
                                                   ===========         ===========           ===========        ===========

Price range of common stock per share*
   HIGH                                            $    18.333         $    11.905           $    19.125        $    11.905
   LOW                                                  15.000               9.286                14.500             10.714

* Traded on the New York Stock Exchange (symbol - SEC). Amounts have been restated for a five percent common stock dividend paid to shareholders of record on January 11, 1996.
+  Restated for discontinued operations.

                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
- --------------------------------------------------------------------------------
                                                          (Dollars in thousands)

Sterling Electronics Corporation

                                                                                     MARCH 30, 1996           April 1, 1995
                                                                                     --------------          --------------
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                                        $        4,377          $        3,110
    Receivables-net of reserve for doubtful accounts of $908 in
       1996 and $654 in 1995                                                                 50,083                  34,595
    Inventories                                                                              56,759                  36,968
    Deferred income taxes                                                                       230                     486
    Prepaid expenses and other current assets                                                   416                     215
    Net assets of discontinued operations                                                       -0-                   1,813
                                                                                     --------------          --------------
       Total current assets                                                                 111,865                  77,187
PROPERTY AND EQUIPMENT
    Capitalized leases                                                                        1,227                   1,227
    Furniture, fixtures and equipment                                                         9,061                   6,136
    Leasehold improvements                                                                    1,401                   1,345
                                                                                     --------------          --------------
                                                                                             11,689                   8,708
    Less: accumulated depreciation                                                            4,780                   3,653
                                                                                     --------------          --------------
                                                                                              6,909                   5,055
EXCESS OF COST OVER FAIR VALUE of net assets acquired net of accumulated amortization of $451 in 1996
    and $315 in 1995                                                                          4,141                   1,757
OTHER ASSETS                                                                                  3,923                   2,349
                                                                                     --------------          --------------
                                                                                     $      126,838          $       86,348
                                                                                     ==============          ==============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Trade accounts payable                                                           $       29,843          $       22,938
    Accrued compensation                                                                      5,816                   4,258
    Other accrued expenses                                                                    3,719                   2,345
    Current portion of long term debt                                                           291                     303
    Income taxes                                                                                805                     -0-
                                                                                     --------------          --------------
       Total current liabilities                                                             40,474                  29,844
LONG-TERM DEBT                                                                               33,719                  12,950
POSTEMPLOYMENT BENEFITS and other non-current liabilities                                     4,192                   4,057
SHAREHOLDERS' EQUITY
    Common stock                                                                              3,517                   3,343
    Additional paid-in capital                                                               22,054                  16,410
    Retained earnings                                                                        24,984                  20,535
                                                                                     --------------          --------------
                                                                                             50,555                  40,288
    Less common stock in treasury, at cost - 180,881 in 1996
       and 165,094 in 1995                                                                    2,102                     791
                                                                                     --------------          --------------
                                                                                             48,453                  39,497
                                                                                     --------------          --------------
                                                                                     $      126,838          $       86,348
                                                                                     ==============          ==============


See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
- --------------------------------------------------------------------------------
                                 (Dollars in thousands except per share amounts)
Sterling Electronics Corporation
             Fiscal years ended March 30, 1996, April 1, 1995 and April 2, 1994

                                                                       1996                  1995                  1994
                                                                  --------------        -------------         -------------
Net sales                                                         $      322,135        $     239,024         $     196,987
Cost of sales                                                            253,310              185,754               150,122
Selling and administrative costs                                          49,775               39,364                36,417
                                                                  --------------        -------------         -------------
                                                                         303,085              225,118               186,539
Operating income                                                          19,050               13,906                10,448
Interest expense                                                           1,735                1,087                 1,411
                                                                  --------------        -------------         -------------
Income from continuing operations before income taxes
    and cumulative effect of change in accounting principle               17,315               12,819                 9,037
Provision for  income taxes                                                6,942                5,058                 3,403
                                                                  --------------        -------------         -------------
Income from continuing operations before cumulative effect
    of change in accounting principle                                     10,373                7,761                 5,634
Discontinued operations:
    Income (loss) from operations, net of income taxes of
       $(378), $8 and $(3), respectively                                    (522)                  31                    12
    Loss on disposition                                                      (12)                 -0-                   -0-
Cumulative effect of change in accounting principle
    (net of $898 of income taxes)                                            -0-                  -0-                (1,742)
                                                                  --------------        -------------         -------------
Net income                                                        $        9,839        $       7,792         $       3,904
                                                                  ==============        =============         =============

Income per common share and common share equivalent:
    Primary
       Continuing operations                                      $         1.47        $        1.11         $         .95
       Discontinued operations                                              (.08)                 .01                   -0-
       Cumulative effect of change in accounting principle                   -0-                  -0-                  (.29)
                                                                  --------------        -------------         -------------
                                                                  $         1.39        $        1.12         $         .66
                                                                  ==============        =============         =============
    Fully diluted
       Continuing operations                                      $         1.46        $        1.11         $         .86
       Discontinued operations                                              (.07)                 .01                   -0-
       Cumulative effect of change in accounting principle                   -0-                  -0-                  (.25)
                                                                  --------------        -------------         -------------
                                                                  $         1.39        $        1.12         $         .61
                                                                  ==============        =============         =============

Number of common shares and common share
    equivalents used in computing per share amounts
       Primary                                                         7,068,000            6,974,000             5,931,000
       Fully diluted                                                   7,086,000            6,977,000             6,912,000


See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
- --------------------------------------------------------------------------------
                                                          (Dollars in thousands)
Sterling Electronics Corporation
             Fiscal years ended March 30, 1996, April 1, 1995 and  April 2, 1994

                                                                                 1996             1995             1994
                                                                             -----------       ----------      ----------
OPERATING ACTIVITIES
    Net income                                                               $     9,839       $    7,792      $    3,904
    Adjustments needed to reconcile net income to
        net cash provided by operating activities:
           Depreciation and amortization                                           1,320              994           1,008
           Loss on disposals of property and equipment                               -0-               46             547
           Provision for losses on accounts receivable                               614              527             856
           Deferred taxes                                                           (297)             305          (1,370)
                                                                             -----------       ----------      ----------
                                                                                  11,476            9,664           4,945
Changes in operating assets and liabilities net of effects of acquisition:
        (Increase) in accounts receivable                                        (13,461)          (4,883)         (9,610)
(Increase) in inventories                                                        (15,499)          (4,923)         (9,203)
Decrease in prepaid and other current assets                                       1,125              108             926
        Increase in accounts payable and accrued expenses                          9,324            4,690           7,497
Increase (decrease) in postemployment benefits and other
           non-current liabilities                                                   101              (68)          3,583
                                                                             -----------       ----------      ----------
                 Net cash (used) provided by operating activities                 (6,934)           4,588          (1,862)
INVESTING ACTIVITIES
    Purchases of property and equipment                                           (2,883)          (1,820)         (2,395)
    Acquisition of Canadian operations                                            (7,416)             -0-             -0-
    (Increase) decrease in other assets                                             (511)            (146)            465
                                                                             -----------       ----------      ----------
                 Net cash used in investing activities                           (10,810)          (1,966)         (1,930)
FINANCING ACTIVITIES
    Proceeds from borrowings under revolving line of credit                       90,237           40,600          50,582
    Repayments of borrowings under revolving line of credit                      (69,203)         (42,440)        (47,028)
                                                                             -----------       ----------      ----------
    Net increase (decrease) in revolving line of credit                           21,034           (1,840)          3,554
    Proceeds from other long-term borrowings                                         -0-              -0-             913
    Principal payments on other long-term debt                                      (279)            (273)           (249)
Dividends  paid on preferred stock                                                   -0-              -0-              (2)
    Purchases of treasury stock                                                   (2,052)            (406)            -0-
    Issuance of common stock under option plans                                      308              147             -0-
    Debenture conversion costs                                                       -0-              -0-            (145)
                                                                             -----------       ----------      ----------
                 Net cash provided (used) by financing activities                 19,011           (2,372)          4,071
INCREASE  IN CASH AND CASH EQUIVALENTS                                             1,267              250             279
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                     3,110            2,860           2,581
                                                                             -----------       ----------      ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                     $     4,377       $    3,110      $    2,860
                                                                             ===========       ==========      ==========

During fiscal 1996, 1995 and 1994 the Company issued $862, $600 and $269, respectively, of common stock under the Company's Incentive Bonus Plan and 401(k) Plan.



See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
                                 (Dollars in thousands except per share amounts)

Sterling Electronics Corporation

NOTE A -- SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of Sterling Electronics Corporation (the Company) and its majority-owned subsidiaries after elimination of all significant intercompany accounts and transactions.

FISCAL YEAR
The Company's fiscal year ends on the Saturday closest to the end of March. The fiscal years ended March 30, 1996, April 1, 1995 and April 2, 1994 each consisted of 52 weeks.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
The Company's presentation of cash includes cash equivalents. Cash equivalents are defined as short-term investments with maturity dates of ninety days or less at time of purchase. The carrying amount reported in the balance sheet for short-term investments approximates fair value.

INVENTORIES
Inventories are valued at the lower of cost (first-in, first-out) or market.

PROPERTY AND DEPRECIATION
Property and equipment are stated at cost. For financial reporting purposes depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets and over the term of the lease for capitalized leases. Leasehold improvements are amortized over the life of the lease or the service life of the improvements, whichever is shorter. For income tax purposes depreciation is computed principally by accelerated methods.

EXCESS OF COST OVER FAIR VALUE
The excess of the purchase price over the fair value of assets acquired in business acquisitions is amortized on a straight line basis over 40 years.

INCOME TAXES
Income taxes are accounted for under the liability method. Deferred taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

STOCK BASED COMPENSATION
The Company grants stock options for a fixed number of shares to employees with an excercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly recognizes no compensation expense for the stock option grants.

FOREIGN CURRENCY TRANSLATION
The financial statements of the Canadian subsidiary have been translated into U.S. dollars in accordance with FASB Statement No. 52, Foreign Currency Translation. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported separately as a component of shareholders' equity.

     The effect on the statements of operations of transaction gains and losses was not significant.

EARNINGS PER SHARE
Primary: Primary earnings per common share are determined by dividing net income reduced by dividends on preferred stock by the weighted average number of common shares outstanding plus the effect of dilution using the treasury stock method for stock options. Fully Dilutive: Earnings per common share assuming full dilution are determined from the primary earnings per share computation. Net income applicable to common shares is increased by preferred dividends and interest on debentures (net of taxes) and then divided by the average outstanding common shares and equivalents, plus shares issued in exchange for convertible securities when dilutive.

RESTATEMENT
Previous years' results were restated for the effect of the stock dividend (see Note E) and as a result of discontinued operations (see Note J).

RECENTLY ISSUED ACCOUNTING STANDARD
FASB Statement No. 121 ("FAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company will adopt FAS 121 in the first quarter of fiscal 1997 and, based on current circumstances, such adoption will not have a material effect on its financial position or results of operations.

NOTE B -- ACQUISITION
On August 22, 1995 the Company acquired all of the outstanding common stock of DGW Electronics Corporation, a Canadian electronic parts distributor with five sales offices in Canada. The $7.4 million cost of the acquisition was paid in cash and was financed through borrowings under the Company's bank revolving line of credit. This acquisition was accounted for using the purchase method of accounting. The excess of cost over the fair value of the net assets acquired at the date of acquisition was $2.5 million.

     The Company's consolidated statements of operations include the revenues and expenses of the Canadian operations subsequent to August 22, 1995. The following pro forma results assume the acquisition had occurred at the beginning of the earliest period presented.

- -------------------------------------------------------------------------------
Pro Forma Year Ended
(Unaudited)             March 30, 1996       April 1, 1995

- -------------------------------------------------------------------------------
Net sales                 $  329,409          $  254,577
Net earnings                   9,852               7,791
Earnings per share        $     1.39          $     1.12
- -------------------------------------------------------------------------------

     This unaudited pro forma sales and earnings information is not necessarily indicative of the combined results that would have occurred had the acquisition taken place on April 3, 1994, nor are they necessarily indicative of results that may occur in the future.

NOTE C -- FEDERAL AND
STATE INCOME TAXES

Under the liability method, deferred taxes are determined by applying the marginal tax rate to the temporary differences between the financial statement and tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets are as follows:



                                          1996            1995
                                       ----------     ----------
Deferred tax liabilities
  Tax over book depreciation           $      453     $      398
  Other - net                                   2            -0-
                                       ----------     ----------
    Total deferred tax liabilities            455            398
                                       ----------     ----------
Deferred tax assets
  Employee benefit accruals                 1,426          1,369
  Allowance for doubtful accounts             328            240
  Reserves                                    471            246
  Other - net                                 -0-             16
                                       ----------     ----------
    Total deferred tax assets               2,225          1,871
                                       ----------     ----------

    Net deferred tax assets            $    1,770     $    1,473
                                       ==========     ==========

     The differences between the consolidated effective income tax rate and the federal statutory rate are as follows:

                                    1996         1995        1994
                                  --------     --------    --------
Taxes on income at
  statutory rate                  $  6,060     $  4,358    $  3,073
State income taxes, net
  of federal benefit                   548          453         483
Expenses not deductible
  for tax purposes                      84          112          50
Nontaxable life
  insurance proceeds                   -0-          -0-       (299)
Other - net                            250          135          96
                                  --------     --------    --------
Income tax provision              $  6,942     $  5,058    $  3,403
                                  ========     ========    ========

     The provision for income taxes consists of the following:

                            1996          1995          1994
                         ---------     ---------     --------
Current
  Federal                $   6,398     $   4,066     $  3,109
  State                        841           687          766
                         ---------     ---------     --------
                             7,239         4,753        3,875
Deferred                      (297)          305         (472)

                         ---------     ---------     --------
Income tax provision     $   6,942     $   5,058     $  3,403
                         =========     =========     ========

     Total income tax payments made in fiscal years 1996, 1995 and 1994 were $6,258, $5,132 and $4,392, respectively.

NOTE D -- LONG-TERM DEBT

Long-term debt at March 30, 1996 and April 1, 1995  consists of the following:


                                   1996            1995
                                ---------       ---------
Bank revolving credit line      $  33,194       $  12,160

7.3% notes payable to bank            554             712

Capitalized leases                    262             381
                                ---------       ---------
                                   34,010          13,253
                                ---------       ---------
Less: amounts due within
  one year                            291             303
                                ---------       ---------
Long-term debt                  $  33,719       $  12,950
                                =========       =========

     The maturity schedule of debt due after one year is as follows: $221 in fiscal 1998, $33,391 in fiscal 1999, $85 in fiscal 2000, and $22 in fiscal 2001.

     Effective February 16, 1996, the Company entered into a revolving credit agreement with two banks (the "Banks") to provide a $40 million revolving line of credit through February 16, 1999. At the Company's option, the interest rate is at the Banks' prime rate (8.25% at March 30, 1996) or at the Banks' U.S. dollar LIBOR (5.4375% at March 30, 1996) plus 0.75% to 1.5%, adjusted quarterly, depending on the debt to capitalization ratio and the fixed charge coverage ratio. These ratios resulted in an addition to LIBOR of 0.75% at March 30, 1996.

     To reduce the impact of potential increases in interest rates on the floating rate revolving credit debt, effective December 9, 1993, the Company entered into an interest rate swap agreement with one of the Banks. The agreement effectively fixes the interest rate through December 9, 1996 on $12 million of the revolving credit debt at 4.79% plus the addition to LIBOR described above. The Company entered into an additional interest rate swap agreement with one of the Banks which effectively fixes the interest rate on $15 million of the revolving credit debt from December 6, 1996 through December 6, 2000 at 5.98% plus the addition to LIBOR described above. The differential to be paid or received as interest rates change is recognized as an adjustment to interest expense related to the floating rate debt. The fair value of the swap agreements is not recognized in the financial statements. The Company is exposed to credit loss in the event of nonperformance of the Banks, but the Company does not anticipate nonperformance by either of these parties. The amount of such exposure is generally the unrealized gain in the agreements.

     The borrowings under the revolving credit agreement are unsecured. The borrowing base for the agreement is 85% of the qualified trade receivables of the Company, which exceeded $40 million at March 30, 1996. The agreement requires a commitment fee of 1/4 of 1% per annum on the unused portion of the line. Covenants of the agreement require maintenance of working capital and tangible net worth in excess of specified dollar amounts. The agreement restricts liens on the Company's assets and limits additional capital leases. Other conditions provided in the agreement require the Company to be in compliance with regard to quick ratio, fixed charge coverage and debt to total capital. At March 30, 1996, the Company was in compliance with all covenants of the agreement.

     During the years ended March 30, 1996, April 1, 1995 and April 2, 1994, average indebtedness outstanding under the revolving credit line was $26,160, $16,036 and $14,144 at an average interest rate of 6.5%, 6.5% and 5.2%, respectively.

     Total interest paid on long-term debt was $1,696 in fiscal 1996, $1,090 in fiscal 1995 and $1,646 in fiscal 1994.

     The estimated market value of the interest rate swap agreements at March 30, 1996 was approximately $277. The balance of the Company's borrowings approximate their fair value.

     On April 15, 1996 the Company borrowed $15 million from an insurance company under a ten year agreement with a fixed interest rate of 6.45%. The loan agreement requires semiannual interest payments with seven equal annual principal payments of $2,143 commencing on April 15, 2000. Proceeds from this loan were used to reduce amounts borrowed under the revolving credit line.

NOTE E -- SHAREHOLDERS' EQUITY

CUMULATIVE CONVERTIBLE PREFERRED STOCK AND PREFERRED STOCK
The Company is authorized to issue 2,000,000 shares of Cumulative Convertible Preferred Stock and 2,000,000 shares of Preferred Stock, par value $2.50 per share, which may be issued in series with terms and conditions determined by the Board of Directors. At March 30, 1996 and April 1, 1995, none of these shares were issued.

COMMON STOCK
The Company is authorized to issue 9,000,000 shares of Common Stock, par value $.50 per share, of which 7,034,423 and 7,020,311 shares were issued at March 30, 1996 and April 1, 1995, respectively.

On December 4, 1995, the Company announced a five percent common stock dividend. The new shares were distributed on February 1, 1996 to shareholders of record on January 11, 1996. All share and per share data for all periods presented have been restated for the five percent common stock dividend.

At March 30, 1996, 1,082,463 shares of common stock were reserved for issuance as follows:

Exercise of stock options granted or reserved for
  future grant (see Note G -- Employee Stock Plans)                753,794

Stock grants under incentive bonus plan                            238,371

401(k) matching contributions                                       90,298


NOTE F -- COMMITMENTS AND
CONTINGENT LIABILITIES

The Company conducts all of its operations from leased facilities. In addition, the Company leases various types of equipment under operating leases of varying lengths. Lease rental expense was approximately $2,461 in fiscal 1996, $2,270 in fiscal 1995 and $2,187 in fiscal 1994. Rental expense was offset in 1996, 1995 and 1994 by sublease rental income of $87, $106 and $158, respectively. Below are amounts of future minimum lease payments under operating leases and future minimum sublease income amounts:



     Fiscal             Future Lease      Future Sublease
      Year                Payments         Rental Income
      ----              ------------      ---------------
1997                    $      1,843       $         90
1998                           1,515                 63
1999                           1,121                 61
2000                             743                 61
2001                             245                 15
2002 and thereafter              260                -0-
                        ------------       ------------
                        $      5,727       $        290
                        ============       ============

NOTE G -- EMPLOYEE STOCK PLANS

Options granted under the 1992 and 1994 Stock Option Plans are at fair market value at the date of grant and, subject to termination of employment, expire five years from date of grant; are not transferable other than on death; and become exercisable in two equal annual installments commencing one year from date of grant.

     Options granted under the 1993 Directors' Non-Qualified Stock Option Plan are at fair market value at the date of grant and, subject to termination of directorship, expire five years from the date of grant; are not transferrable other than on death; and are exercisable immediately upon grant.

     The following is a summary of transactions for fiscal years 1994, 1995 and 1996 for all Company stock option plans:

                            Number of shares   Option price
                              under option    range per share
- -----------------------------------------------------------------
Outstanding at April 3, 1993    190,050         $ 4.762
   Granted                      101,850         $ 4.762- 10.352
   Exercised                       (525)        $ 4.762
   Lapsed                       (17,325)        $ 4.762
- -----------------------------------------------------------------

Outstanding at April 2, 1994    274,050         $ 4.762- 10.352
   Granted                      250,950         $10.352- 10.952
   Exercised                    (43,943)        $ 4.762
- -----------------------------------------------------------------

Outstanding at April 1,1995     481,057         $ 4.762- 10.952
   Granted                       31,500         $15.375
   Exercised                    (69,668)        $ 4.762- 10.952
   Lapsed                       (40,950)        $10.952- 15.375
- -----------------------------------------------------------------

Outstanding at March 30, 1996   401,939         $ 4.762- 10.952
=================================================================

Exercisable at March 30, 1996   293,003         $ 4.762- 10.952

Available for grant
   April 1, 1995                342,405
   March 30, 1996               351,855

     The Company has a defined contribution plan for eligible employees, which qualifies under Section 401(k) of the Internal Revenue Code. The Company's contribution to the plan, which is based on a specified percentage of employees contributions, amounted to $473, $415 and $392 in fiscal years 1996, 1995 and 1994, respectively. The Company may elect to make its contribution to the plan in the form of the Company's common stock. During fiscal 1996 the Company contributed 14,702 shares of common stock.

NOTE H -- FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

The Company is engaged in one business, the distribution of electronic parts and components. The Company purchases a wide variety of electronic components, including semiconductors, connector products and passive and electromechanical components, and distributes these products to manufacturers of electronic instruments, computers, computer peripherals, telecommunication equipment, medical monitoring instruments and other electronic subsystems.

     The distribution of semiconductors accounted for approximately 51%, 48% and 46% of total Company sales in fiscal years 1996, 1995 and 1994, respectively. Connector products accounted for approximately 20%, 21%, and 23%, and passive and electromechanical products accounted for approximately 29%, 31% and 31% of total Company sales in fiscal years 1996, 1995, and 1994, respectively.

     Prior to the acquisition of its Canadian operations on August 22, 1995 the Company did not conduct operations outside the United States. Sales in Canada during fiscal 1996 were $13.2 million. Identifiable assets in Canada at March 30, 1996 were approximately $12.2 million.

NOTE I -- POSTEMPLOYMENT BENEFITS

Effective April 4, 1993, the Company adopted Statement of Financial Accounting Standards No. 112 (FAS 112), "Employers' Accounting for Postemployment Benefits." FAS 112 requires that the estimated costs of postemployment benefits provided to employees be recognized as an expense as employees render service instead of when benefits are paid. The cumulative effect as of April 4, 1993 of this change in accounting was to decrease net income by $1,742 ($.25 per fully diluted share) in the first quarter of fiscal 1994. The effect of the change on fiscal 1994 income before the cumulative effect of the change was not material. Prior to April 4, 1993, the Company recognized the cost of providing these benefits on a cash basis. As required by FAS 112, prior year financial statements were not restated to reflect the change in accounting method.

NOTE J -- DISCONTINUED OPERATIONS

The Company completed the sale of its manufacturing subsidiary, Phaostron Instrument and Electronic Company ("Phaostron") to the management of Phaostron in September 1995. The Company accepted a note receivable with a recorded value of approximately $700 as the total consideration for the sale. The recorded value of the note approximates the fair value. The operating results, assets and liabilities of Phaostron have been classified as discontinued operations for all periods presented. Previously reported amounts have been restated to conform to this presentation. Phaostron manufactures and markets a broad line of flight instruments, instrumentation light assemblies, analog panel meters and avionic mechanisms. Phaostron sales which are included in discontinued operations were $1,398, $3,246 and $3,575, respectively, in fiscal years 1996, 1995 and 1994.

                         REPORT OF INDEPENDENT AUDITORS
- --------------------------------------------------------------------------------

Board of Directors and Shareholders
Sterling Electronics Corporation

We have audited the accompanying consolidated statements of financial position of Sterling Electronics Corporation as of March 30, 1996 and April 1, 1995 the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended March 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sterling Electronics Corporation at March 30, 1996 and April 1, 1995, the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended March 30, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note I to the financial statements, in the year ended April 2, 1994 the Company changed its method of accounting for postemployment benefits.



/s/ ERNST & YOUNG LLP

Houston, Texas
May 10, 1996
                                       27