Form 10-K, Exhibit 13
period 1997-03-29
STERLING ELECTRONICS CORP
filed 1997-06-27
CIK 94136

EXHIBIT 13



                  FIVE-YEAR REVIEW OF SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------
                                 (Dollars in thousands except per share amounts)

Sterling Electronics Corporation

                                                                        Fiscal Year Ended (Note A)
                                        -----------------------------------------------------------------------------------
                                          MARCH 29,         MARCH 30,         April 1,          April 2,         April 3,
                                        1997 (NOTE B)     1996 (Note C)         1995              1994        1993 (Note D)
                                        -------------     -------------    -------------     -------------    -------------

Net sales                               $     343,764     $     322,135    $     239,024     $     196,987    $     144,892
Income from continuing operations
  and before cumulative effect
  of change in accounting principle     $       9,598     $      10,373     $      7,761    $       5,634    $       2,124
Discontinued operations                           -0-              (534)              31               12               41
Cumulative effect of change
  in accounting principle (Note E)                -0-               -0-              -0-            (1,742)             -0-
                                        -------------     -------------    -------------     -------------    -------------
Net income                              $       9,598     $       9,839    $       7,792     $       3,904    $       2,165
Income per common share:
  Primary
  Continuing operations                 $        1.32     $        1.40    $        1.06     $         .91    $         .46
  Discontinued operations                         -0-              (.07)             -0-               -0-              .01
  Cumulative effect of change
     in accounting principle                      -0-               -0-              -0-             (.28)              -0-
                                        -------------     -------------    -------------     -------------    -------------
  Net income                            $        1.32     $        1.33    $        1.06     $         .63    $         .47
  Fully diluted
  Continuing operations                 $        1.32     $        1.39    $        1.06     $         .82    $         .42
  Discontinued operations                         -0-              (.07)             -0-               -0-              .01
  Cumulative effect of change
     in accounting principle                      -0-               -0-              -0-              (.24)             -0-
                                        -------------     -------------    -------------     -------------    -------------
  Net income                            $        1.32     $        1.32    $        1.06     $         .58    $         .43

Total assets                            $     151,530     $     126,838    $      86,348     $      76,307    $      57,217
Working capital                         $      77,833     $      71,391    $      47,343     $      41,960    $      31,816
Ratio of current assets
  to current liabilities                          2.5               2.8              2.6               2.6              2.7
Long-term debt                          $      39,301     $      33,719    $      12,950     $      15,058    $      21,249
Shareholders' equity                    $      56,484     $      48,453    $      39,497     $      31,364    $      16,863



Note A: Restated for discontinued operations and five percent stock dividends paid to shareholders of record as of December 9, 1996 and January 11, 1996.
Note B: Includes operations of Marsh Electronics from date acquired (November 19, 1996).
Note C: Includes Canadian operations from date acquired (August 22, 1995).
Note D: Fifty-three-week year.
Note E: Cumulative effect as of April 4, 1993 of adopting Statement of Financial
        Accounting Standards No. 112, "Employers' Accounting for Post Employment Benefits".
Note F: No cash dividends were paid during the periods presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS
FISCAL 1997 COMPARED TO FISCAL 1996

NET SALES

     Fiscal 1997 sales of $343.8 million were 7 percent ahead of the prior year's sales of $322.1 million. If the sales of Marsh Electronics, Inc. ("Marsh") acquired in November 1996, and the Canadian locations, acquired in August 1995, were excluded from both periods, sales would decline 1 percent. Such decrease would be the result of decreased semiconductor revenues partially offset by increased passive and electromechanical and connector revenues.

GROSS MARGIN

     Gross margin of 21.9 percent reflects a 0.5 point increase from 21.4 percent a year ago. This increase in gross margin is the result of improved gross margins on semiconductor sales and sales of higher margin connector products increasing while lower margin semiconductor sales declined.

SELLING AND ADMINISTRATIVE COSTS

     Operating expenses increased to 16.6 percent of sales compared to 15.5 percent of sales a year ago. The majority of the dollar increase is due to the cost of operating the four Marsh sales offices and the Marsh service center for the nineteen weeks since acquisition. The second largest contribution to the dollar increase is the cost of operating for a full year the Canadian operations which were included for only thirty-three weeks a year ago. In addition to the four Marsh locations the Company operated two more sales locations (Portland and Huntsville) during fiscal 1997 than during fiscal 1996. Warehouse expenses, management information system costs and the cost of the recently established team of field application engineers increased significantly in fiscal 1997 compared to fiscal 1996.

LEASE COMMITMENT PROVISION

     The Company's decision to consolidate the distribution operations of its three existing distribution centers into the new facility in Grapevine, Texas resulted in excess leased facilities. The related decision to sublease these excess facilities resulted in a $400,000 (before tax) charge.

OPERATING INCOME

     As a result of selling and administrative expenses increasing more rapidly than gross margin dollars, operating income decreased $1.2 million, a 6 percent decline from the previous fiscal year.


INTEREST

     Interest costs increased by $366,000 (21 percent). The increase in interest expense is primarily the result of the $5 million (20 percent) increase in average indebtedness outstanding. Outstanding indebtedness increased as a result of the $16 million increase in accounts receivable and inventories during fiscal 1997, the $15.9 million used to purchase Marsh and $3.1 million of capital expenditures.

LIQUIDITY AND CAPITAL RESOURCES

     The Company maintains a high level of current assets, primarily accounts receivable and inventories. Current assets as a percentage of total assets were approximately 85 percent and 88 percent at the end of fiscal 1997 and 1996, respectively.

     At fiscal year end, Sterling's current assets were 2.5 times current liabilities and working capital was $77.8 million, compared to current assets of
2.8 times current liabilities and $71.4 million in working capital a year ago. Working capital continues to increase, reflected principally in greater inventories and receivables required to support increasing sales, partially offset by increased accounts payable and accrued expenses. Average inventory turnover for fiscal 1997 was 4.3, down from 5.4 for fiscal 1996.

     Cash flow from operations, along with $15 million of proceeds from the term loan from an insurance company, were sufficient to fund the $16 million fiscal 1997 increase in accounts receivable and inventories, the November 1996 acquisition of Marsh for $15.9 million and $3.1 million of capital expenditures, principally for computer hardware and software.

     The Company's need for additional investment in receivables and inventories is expected to continue in connection with anticipated sales growth.

     At March 29, 1997, the Company had $16 million in available credit under the $40 million bank credit line which matures on February 16, 1999. Management expects to extend the maturity of the existing bank credit line and/or enter into a new bank credit line before February 16, 1999. Management believes that internal generation of cash flow (net income plus non-cash items such as depreciation and amortization), available equipment financing, funds available under the bank credit line should be sufficient to meet liquidity needs over the coming fiscal year.

     On April 15, 1996 the Company borrowed $15 million at a fixed interest rate of 6.45% from an insurance company under a ten year agreement with a seven year average maturity. Proceeds from this loan were used to reduce amounts borrowed under the bank credit line.

     On June 5, 1996, the Company agreed to lease a 181,000 square foot warehouse which was constructed during fiscal 1997 adjacent to the Dallas/Fort Worth International Airport. The lease term is ten years with monthly rental payments of approximately $82,000, plus the Company is responsible for all property taxes, insurance and maintenance. As of March 29, 1997, the Company also has leased material handling equipment, computer equipment and material management software for this warehouse and distribution center. The lease term on the equipment lease is five years with monthly rental payments of approximately $57,000, plus the Company is responsible for all property taxes, insurance and maintenance. As of March 29, 1997 the Company intends to lease and/or purchase $3 million to $4 million of additional equipment and software for the warehouse during fiscal 1998. The Company intends to consolidate the distribution operations of its three existing regional distribution centers into this new state-of-the-art facility during the second and third quarters of fiscal 1998. Management believes that the capital resources described above should be adequate to fund the cost of this consolidation and the operation of the new distribution center.

FISCAL 1996 COMPARED TO FISCAL 1995

     NET SALES: Fiscal 1996 sales of $322.1 million were 35 percent ahead of the fiscal 1995 sales of $239.0 million. This increase was the result of improved market conditions, especially increased demand for semiconductor products. Semiconductor product, connector product and passive and electromechanical product sales increased 45%, 26% and 25%, respectively, in fiscal 1996 over fiscal 1995. Fiscal 1996 includes $13.2 million of sales from the operations in Canada which were acquired on August 22, 1995.

     GROSS MARGIN: Fiscal 1996 consolidated gross margins of 21.4 percent reflect a 0.9 point decrease from 22.3 percent in fiscal 1995. The decline stems principally from competitive pricing pressures in all product segments, and semiconductor sales increasing more rapidly than sales of higher margin passive and connector products.

     SELLING AND ADMINISTRATIVE COSTS: Fiscal 1996 consolidated operating expenses as a percentage of sales declined to 15.5 percent, the lowest in the Company's history, compared to 16.5 percent in fiscal 1995. This improvement resulted from economies of scale from sales growth (fixed costs were spread over an increasing sales base) coupled with continuing cost controls.

     OPERATING INCOME As a result of gross margin dollars increasing more rapidly than selling and administrative expenses, fiscal 1996 operating income increased $5,144,000, a 37 percent improvement over fiscal 1995.

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

                     CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
                                 (Dollars in thousands except per share amounts)
Sterling Electronics Corporation
            Fiscal years ended March 29, 1997, March 30, 1996, and April 1, 1995

                                                                       1997                  1996                  1995
                                                                  --------------        -------------         -------------
Net sales                                                         $      343,764        $     322,135        $      239,024
Cost of sales                                                            268,466              253,310               185,754
                                                                  --------------        -------------         -------------
Gross profit                                                              75,298               68,825                53,270
Selling and administrative costs                                          57,015               49,775                39,364
Lease commitment provision                                                   400                  -0-                   -0-
                                                                  --------------        -------------         -------------
Operating income                                                          17,883               19,050                13,906
Interest expense                                                           2,101                1,735                 1,087
                                                                  --------------        -------------         -------------
Income from continuing operations before income taxes                     15,782               17,315                12,819
Provision for  income taxes                                                6,184                6,942                 5,058
                                                                  --------------        -------------         -------------
Income from continuing operations                                          9,598               10,373                 7,761
Discontinued operations:
    Income (loss) from operations, net of income taxes of
       $(378) in 1996 and $8 in 1995                                         -0-                 (522)                   31
    Loss on disposition                                                      -0-                  (12)                  -0-
                                                                  --------------        -------------         -------------
Net income                                                        $        9,598        $       9,839         $       7,792
                                                                  ==============        =============         =============

Income per common share and common share equivalent:
    Primary
       Continuing operations                                      $         1.32        $        1.40         $        1.06
       Discontinued operations                                               -0-                 (.07)                  -0-
                                                                  --------------        -------------         -------------
                                                                  $         1.32        $        1.33         $        1.06
                                                                  ==============        =============         =============
    Fully diluted
       Continuing operations                                      $         1.32        $        1.39         $        1.06
       Discontinued operations                                               -0-                 (.07)                  -0-
                                                                  --------------        -------------         -------------
                                                                  $         1.32        $        1.32         $        1.06
                                                                  ==============        =============         =============

Number of common shares and common share
    equivalents used in computing per share amounts
       Primary                                                         7,280,000            7,421,000             7,323,000
       Fully diluted                                                   7,283,000            7,440,000             7,326,000



See notes to consolidated financial statements.

                                   -16-

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                          (Dollars in thousands)

Sterling Electronics Corporation

                                                                                     March 29, 1997          March 30,1996
                                                                                     --------------          --------------
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                                        $        3,818          $        4,377
    Receivables-net of reserve for doubtful accounts of $864 in
       1997 and $908 in 1996                                                                 55,722                  50,083
    Inventories                                                                              67,531                  56,759
    Deferred income taxes                                                                     1,022                     230
    Prepaid expenses and other current assets                                                   450                     416
                                                                                     --------------          --------------
       Total current assets                                                                 128,543                 111,865

PROPERTY AND EQUIPMENT
    Land and buildings                                                                        1,366                       0
    Capitalized leases                                                                          407                   1,227
    Furniture, fixtures and equipment                                                        12,522                   9,061
    Leasehold improvements                                                                    1,401                   1,401
                                                                                     --------------          --------------
                                                                                             15,696                  11,689
    Less: accumulated depreciation                                                            5,987                   4,780
                                                                                     --------------          --------------
                                                                                              9,709                   6,909
EXCESS OF COST OVER FAIR VALUE of net assets acquired net of accumulated
    amortization of $644 in 1997 and $451 in 1996                                             9,205                   4,141
OTHER ASSETS                                                                                  4,073                   3,923
                                                                                     --------------          --------------
                                                                                     $      151,530          $      126,838
                                                                                     ==============          ==============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Trade accounts payable                                                           $       38,831          $       29,843
    Accrued compensation                                                                      5,453                   5,816
    Other accrued expenses                                                                    4,707                   3,719
    Current portion of long-term debt                                                           239                     291
    Income taxes                                                                              1,480                     805
                                                                                     --------------          --------------
       Total current liabilities                                                             50,710                  40,474
LONG-TERM DEBT                                                                               39,301                  33,719
OTHER NON-CURRENT LIABILITIES                                                                 5,035                   4,192
SHAREHOLDERS' EQUITY
    Preferred stock; none issued
    Common stock, ($.50 par value) 7,391,225 and 7,385,660 shares issued for
      1997 and 1996, respectively                                                             3,696                   3,517
    Additional paid-in capital                                                               26,795                  22,054
    Retained earnings                                                                        29,971                  24,984
    Less foreign currency translation adjustment                                                 72                    -0-
                                                                                     --------------          --------------
                                                                                             60,390                  50,555
    Less common stock in treasury, at cost - 328,388 shares in 1997
       and 189,925 shares in 1996                                                             3,906                   2,102
                                                                                     --------------          --------------
                                                                                             56,484                  48,453
                                                                                     --------------          --------------
                                                                                     $      151,530          $      126,838
                                                                                     ==============          ==============


See notes to consolidated financial statements.

                  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                             Foreign
                                       Additional            Currency
                               Common   Paid-In   Retained  Translation Treasury
                                Stock   Capital   Earnings  Adjustment   Stock
                             --------- --------- ---------- ----------- --------

BALANCE, April 2, 1994       $ 3,302   $15,729   $ 12,743          0   $( 410)

  Stock issued under
    employee plans                41       681          0          0       25
  Purchases of treasury stock      0         0          0          0     (406)
  Net income                       0         0      7,792          0        0
                              --------  --------  --------  ---------  -------
BALANCE, April 1, 1995       $ 3,343   $16,410   $ 20,535   $      0  $( 791)

  Stock issued under
    employee plans                12       560          0          0      597
  Purchases of treasury shares     0         0          0          0   (2,052)
  Cancellation of treasury
    shares                        (4)     (140)         0          0      144
  Issuance of stock dividend     166     5,224     (5,390)         0        0
  Net income                       0         0      9,839          0        0
                              --------  --------  --------  --------- --------
BALANCE, March 30, 1996      $ 3,517   $22,054   $ 24,984  $       0  $(2,102)

  Stock issued under
    employee plans                 3       317          0          0    1,398
  Purchases of treasury stock      0         0          0          0   (3,202)
  Translation adjustment           0         0          0        (72)       0
  Issuance of stock dividend     176     4,424     (4,611)         0        0
  Net income                       0         0      9,598          0        0
                              --------  --------  --------  ---------  -------
BALANCE, March 29, 1997      $ 3,696   $26,795   $ 29,971  $     (72) $(3,906)
                              ========  ========  ========  ========= ========

See notes to consolidated financial statements

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
                                                          (Dollars in thousands)
Sterling Electronics Corporation
             Fiscal years ended March 29, 1997, March 30, 1996 and April 1, 1995

                                                                                 1997             1996             1995
                                                                             -----------       ----------      ----------
OPERATING ACTIVITIES
    Net income                                                               $     9,598       $    9,839      $    7,792
    Adjustments needed to reconcile net income to
     net cash provided by operating activities:
      Amortization                                                                   230              136             360
      Depreciation                                                                 2,040            1,184             634
      Loss on disposals of property and equipment                                    -0-              -0-              46
      Provision for losses on accounts receivable                                    513              614             527
      Deferred taxes                                                                (447)            (297)            305
    Changes in operating assets and liabilities net of effects of acquisitions:
      Decrease (increase) in accounts receivable                                     731          (13,461)         (4,883)
      (Increase) in inventories                                                  ( 3,263)         (15,499)         (4,923)
      Decrease in prepaid and other current assets                                    32            1,125             108
      Increase in accounts payable and accrued expenses                            5,950            9,324           4,690
      Increase (decrease) in other non-current liabilities                           843              101             (68)
                                                                             -----------       ----------      ----------
                 Net cash provided (used) by operating activities                 16,227           (6,934)          4,588
INVESTING ACTIVITIES
    Purchases of property and equipment                                           (3,110)          (2,883)         (1,820)
    Acquisition of Marsh and Sterling Canada                                     (15,862)          (7,416)            -0-
    (Increase) in other assets                                                      (519)            (511)           (146)
                                                                             -----------       ----------      ----------
                 Net cash used in investing activities                           (19,491)         (10,810)         (1,966)
FINANCING ACTIVITIES
    Proceeds from borrowings under revolving line of credit                       64,133           90,237          40,600
    Repayments of borrowings under revolving line of credit                      (73,326)         (69,203)        (42,440)
                                                                             -----------       ----------      ----------
    Net (decrease) increase in revolving line of credit                           (9,193)          21,034          (1,840)
    Proceeds from other long-term borrowings                                      15,000              -0-            -0-
    Principal payments on other long-term debt                                      (276)            (279)           (273)
    Purchases of treasury stock                                                   (3,214)          (2,052)           (406)
    Issuance of common stock under employee plans                                    388              308             147
                                                                             -----------       ----------      ----------
                 Net cash provided (used) by financing activities                  2,705           19,011          (2,372)
(DECREASE) INCREASE  IN CASH AND CASH EQUIVALENTS                                   (559)           1,267             250
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                     4,377            3,110           2,860
                                                                             -----------       ----------      ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                     $     3,818       $    4,377      $    3,110
                                                                             ===========       ==========      ==========

During fiscal 1997, 1996, and 1995 the Company issued $1,223, $862, and $600, respectively, of common stock under the Company's Incentive Bonus Plan and 401(k) Plan.



See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                 (Dollars in thousands except per share amounts)

Sterling Electronics Corporation

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES  OF  CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Sterling Electronics Corporation (the Company) and its subsidiaries after elimination of all significant intercompany accounts and transactions.

FISCAL YEAR

     The Company's fiscal year ends on the Saturday closest to the end of March. The fiscal years ended March 29, 1997, March 30, 1996, and April 1, 1995 each consisted of 52 weeks.

REVENUE RECOGNITION

     The Company recognizes revenue as products are shipped to customers.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company's presentation of cash includes cash equivalents. Cash equivalents are defined as short-term investments with maturity dates of ninety days or less at time of purchase. The carrying amount reported in the balance sheet approximates fair value.

INVENTORIES

     Inventories, consisting primarily of merchandise purchased for resale, are valued at the lower of cost (first-in, first-out) or market.

RECEIVABLES AND ACCOUNTS PAYABLE

     The carrying amounts reported in the statements of financial position for receivables and accounts payable approximate their fair value. See Note C for additional fair value disclosures.

PROPERTY AND DEPRECIATION

     Property and equipment are stated at cost. For financial reporting purposes depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets (generally 3 to 10 years). Leasehold improvements are amortized over the life of the lease or the service life of the improvements, whichever is shorter. For income tax purposes depreciation is computed principally by accelerated methods.

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

EARNINGS PER SHARE

     Primary: Primary earnings per common share are determined by dividing net income by the weighted average number of common shares outstanding plus the effect of dilution using the treasury stock method for stock options.

     Fully Dilutive: Earnings per common share assuming full dilution are determined from the primary earnings per share computation. Net income is divided by the average outstanding common shares and equivalents.

RESTATEMENT

     Previous years' results were restated for the effect of the stock dividends (see Note E). Certain reclassifications have been made in the prior years' financial statements to conform to the current year presentation.

RECENTLY  ISSUED  ACCOUNTING  STANDARD

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share", which is effective for financial statements issued for periods ending after December 15, 1997. At such time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The method of calculating fully diluted earnings per share will remain unchanged. The impact of Statement 128 on the calculation of earnings per share is not expected to be material.

NOTE B --  ACQUISITIONS

     The Company completed the acquisition of Marsh Electronics, Inc. ("Marsh") on November 19, 1996. Marsh is a distributor of electronic parts which had facilities in Milwaukee and Appleton, Wisconsin; Indianapolis, Indiana and Detroit, Michigan. Additional Marsh facilities in Chicago, Illinois and Minneapolis, Minnesota were closed and personnel were relocated into existing Sterling facilities in those geographic areas. The $15.9 million purchase price was paid in cash and was financed through borrowings under the Company's bank revolving credit line. This acquisition was accounted for using the purchase method of accounting. The excess of cost over the fair value of the net assets acquired at the date of acquisition was approximately $5.3 million. The operating results of Marsh are included with those of the Company from the date of the acquisition forward. Sales by Marsh from November 19, 1996 through March 29, 1997 were approximately $15.3 million.

     On August 22, 1995 the Company acquired all of the outstanding common stock of DGW Electronics Corporation, a Canadian electronic parts distributor with five sales offices in Canada. The name of the Canadian corporation was changed to Sterling Electronics (Canada) Corporation ("Sterling-Canada"). The $7.4 million cost of the acquisition was paid in cash and was financed through borrowings under the Company's bank revolving line of credit. This acquisition was accounted for using the purchase method of accounting. The excess of cost over the fair value of the net assets acquired at the date of acquisition was $2.5 million. The Company's consolidated statements of operations include the revenues and expenses of the Canadian operations subsequent to August 22, 1995.

     The following pro forma results assume the acquisitions of Sterling-Canada and Marsh had occurred at the beginning of the earliest period presented.

--------------------------------------------------------------------------------
Pro Forma Year Ended
(Unaudited)             March 29, 1997       March 30, 1996

--------------------------------------------------------------------------------
Net sales                 $  375,160          $  375,111
Net income                     9,824               9,949
Earnings per share        $     1.35          $     1.34
--------------------------------------------------------------------------------

     This unaudited pro forma sales and earnings information is not necessarily indicative of the combined results that would have occurred had the acquisitions been completed as of such date, nor are they necessarily indicative of results that may occur in the future.

NOTE C -- LONG-TERM DEBT

Long-term debt at March 29, 1997 and March 30, 1996 consists of the following:


                                   1997            1996
                                ---------       ---------
Bank revolving credit line      $  24,000       $  33,194

Notes payable                      15,000             -0-

Other long-term debt                  540             816
                                ---------       ---------
                                   39,540          34,010
                                ---------       ---------
Less: amounts due within
  one year                            239             291
                                ---------       ---------
Long-term debt                  $  39,301       $  33,719
                                =========       =========

     The maturity schedule of debt due after one year is as follows: $24,194 in fiscal 1999, $85 in fiscal 2000, $2,165 in fiscal 2001, and $2,143 in fiscal 2002 and $10,714 thereafter.

     Effective February 16, 1996, the Company entered into a revolving credit agreement with two banks (the "Banks") to provide a $40 million revolving line of credit through February 16, 1999. At the Company's option, the interest rate is at the Banks' prime rate (8.50% at March 29, 1997) or at the Banks' U.S. dollar LIBOR (5.5625% at March 29, 1997) plus 0.75% to 1.5%, adjusted quarterly, depending on the debt to capitalization ratio and the fixed charge coverage ratio. These ratios resulted in an addition to LIBOR of 0.75% at March 29, 1997.

     To reduce the impact of potential increases in interest rates on the floating rate revolving credit debt, effective December 9, 1993, the Company entered into an interest rate swap agreement with one of the Banks. The agreement effectively fixed the interest rate through December 9, 1996 on $12 million of the revolving credit debt at 4.79% plus the addition to LIBOR described above. The Company entered into an additional interest rate swap agreement with one of the Banks which effectively fixes the interest rate from December 6, 1996 through December 6, 2000 on $15 million of the revolving credit debt at approximately 5.98% plus the addition to LIBOR described above. The differential to be paid or received as interest rates change is recognized as an adjustment to interest expense related to the floating rate debt. The fair value of the swap agreement is not recognized in the financial statements. The Company is exposed to credit loss in the event of nonperformance of the Banks, but the Company does not anticipate nonperformance by either of these parties. The amount of such exposure is generally the unrealized gain in the agreement.

     The borrowings under the revolving credit agreement are unsecured. The borrowing base for the agreement is 85% of the qualified trade receivables of the Company, which exceeded $40 million at March 29, 1997. The agreement requires a commitment fee of 1/4 of 1% per annum on the unused portion of the line.

     During the years ended March 29, 1997, March 30, 1996, and April 1, 1995, average indebtedness outstanding under the revolving credit line was $16,947, $26,160 and $16,036 at an average interest rate of 6.5% each year.

     On April 15, 1996 the Company borrowed $15 million from an insurance company under a ten year agreement with a fixed interest rate of 6.45%. The loan agreement requires semiannual interest payments with seven equal annual principal payments of $2,143 commencing on April 15, 2000. Proceeds from this loan were used to reduce amounts borrowed under the revolving credit line.

     Covenants of the bank and insurance agreements require maintenance of working capital and tangible net worth in excess of specified dollar amounts. The agreements restrict liens on the Company's assets and limit additional capital leases. Other conditions provided in the agreements require the Company to be in compliance with regard to quick ratio, fixed charge coverage and debt to total capital. Under the terms of these agreements, as of March 29, 1997 the Company is restricted from paying cash dividends in excess of approximately $6 million. At March 29, 1997, the Company was in compliance with all covenants of the agreements.

     Total interest paid on long-term debt was $1,542 in fiscal 1997, $1,696 in fiscal 1996, $1,090 in fiscal 1995.

     The estimated market value of the interest rate swap agreement and the $15 million insurance loan at March 29, 1997 was approximately $370 and $14 million, respectively. The fair values of the Company's long-term fixed rate debt and the interest rate swap are estimated using discounted cash flow analyses, based upon the Company's estimate of its current incremental borrowing rates for similar types of borrowing arrangements. The balance of the Company's borrowings approximate their fair value.

NOTE D -- FEDERAL AND
STATE INCOME TAXES

     Under the liability method, deferred taxes are determined by applying the marginal tax rate to the temporary differences between the financial statement and tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                          1997            1996
                                       ----------     ----------
Deferred tax liabilities
  Tax over book depreciation           $      430     $      453
  Other - net                                  50              2
                                       ----------     ----------
    Total deferred tax liabilities            480            455
                                       ----------     ----------
Deferred tax assets
  Employee benefit accruals                 1,553          1,426
  Allowance for doubtful accounts             260            328
  Reserves                                    884            471
                                       ----------     ----------
    Total deferred tax assets               2,697          2,225
                                       ----------     ----------
    Net deferred tax assets            $    2,217     $    1,770
                                       ==========     ==========

     The differences between the consolidated effective income tax rate and the federal statutory rate are as follows:

                                    1997         1996        1995
                                  --------     --------    --------
Taxes on income at
  statutory rate                  $  5,524     $  6,060    $  4,358
State income taxes, net
  of federal benefit                   515          548         453
Expenses not deductible
  for tax purposes                     145           84         112
Other - net                            -0-          250         135
                                  --------     --------    --------
Income tax provision              $  6,184     $  6,942    $  5,058
                                  ========     ========    ========

     The provision for income taxes consists of the following:

                            1997          1996          1995
                         ---------     ---------     --------
Current
  Federal                $   5,838     $   6,398     $  4,066
  State                        793           841          687
                         ---------     ---------     --------
                             6,631         7,239        4,753
Deferred                      (447)         (297)         305
                         ---------     ---------     --------
Income tax provision     $   6,184     $   6,942     $  5,058
                         =========     =========     ========

     Total income tax payments made in fiscal years 1997, 1996 and 1995 were $6,016, $6,258, and $5,132 respectively.


NOTE E -- SHAREHOLDERS' EQUITY

CUMULATIVE CONVERTIBLE PREFERRED STOCK AND PREFERRED STOCK

     The Company is authorized to issue 2,000,000 shares of Cumulative Convertible Preferred Stock and 2,000,000 shares of Preferred Stock, par value $2.50 per share, which may be issued in series with terms and conditions determined by the Board of Directors. At March 29, 1997 and March 30, 1996 none of these shares were issued.

COMMON STOCK

     In August 1996, the shareholders approved an amendment to the Company's certificate of incorporation to increase the number of authorized shares of common stock from 9,000,000 to 20,000,000.

     The Company paid five percent common stock dividends to shareholders of record as of January 11, 1996 and December 9, 1996. All share and per share data for all periods presented have been restated for the five percent common stock dividends.

     At March 29, 1997, 1,690,437 shares of common stock were reserved for issuance as follows:


Exercise of stock options granted or reserved for
  future grant (see Note G -- Employee Stock Plans)                1,127,339

Stock grants under incentive bonus plan                              195,127

Sales to employees under employee stock purchase plan                301,466

401(k) matching contributions                                         66,505

     In July 1996, the Company's board of directors authorized management to implement a stock repurchase program under which the Company may purchase, from time to time, up to 1,000,000 shares of the Company's common stock. Purchases are made in the open market. The timing and amount of the purchases depend, among other things, on market conditions and corporate requirements. As of March 29, 1997, the Company had acquired approximately 156,000 shares of its common stock under this authorization.

NOTE F -- COMMITMENTS AND
CONTINGENT LIABILITIES

     The Company leases various types of equipment and facilities under operating leases of varying lengths. Lease rental expense was approximately $2,353 in fiscal 1997, $2,461 in fiscal 1996, and $2,270 in fiscal 1995. Below are approximate amounts of future minimum lease payments under noncancellable operating leases:



     Fiscal             Future Lease
      Year                Payments
      ----              ------------
1998                    $      3,855
1999                           3,684
2000                           3,043
2001                           2,434
2002                           2,224
2003 and thereafter            4,839
                        ------------
                        $     20,079
                        ============

NOTE G -- EMPLOYEE STOCK PLANS

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation", requires the use of option valuation models which were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options generally equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Options granted under the 1992 and 1994 Stock Option Plans are at fair market value at the date of grant and, subject to termination of employment, expire five years from date of grant; are not transferable other than on death; and become exercisable in equal annual installments over two-year or three-year periods from date of grant.

     Options granted under the 1993 Directors' Non-Qualified Stock Option Plan are at fair market value at the date of grant and, subject to termination of directorship, expire five years from the date of grant; are not transferrable other than on death; and are exercisable immediately upon grant.

     Nonqualified options to purchase 367,500 shares at $10.71 per share (fair market value at date of grant) were granted on July 18, 1996, subject to shareholder approval. The options were approved by the Company's shareholders on August 27, 1996, expire ten years from date of grant and vest in four equal annual installments commencing one year from date of grant. As a result of the market price at the date of shareholder approval exceeding the market price at the date of grant, compensation expense of $700 ($107 in fiscal 1997) will be recognized over the four year vesting period.

     The following is a summary of transactions for fiscal years 1995, 1996 and 1997 for all Company stock option plans:

                                Number of shares   Option price
                                  under option    range per share
---------------------------------------------------------------------

Outstanding at April 2, 1994        287,752         $ 4.535 -  9.864
   Granted                          263,497         $10.431
   Exercised                        (46,140)        $ 4.535
---------------------------------------------------------------------

Outstanding at April 1,1995         505,109         $ 4.535 - 10.431
   Granted                           33,075         $14.643
   Exercised                        (73,151)        $ 4.535 - 10.431
   Forfeited                        (42,997)        $10.431 - 14.643
---------------------------------------------------------------------

Outstanding at March 30, 1996       422,036         $ 4.535 - 10.431
   Granted                          694,050         $10.714 - 10.952
   Exercised                        (31,647)        $ 4.535 - 10.431
   Forfeited                        ( 6,666)        $10.431
---------------------------------------------------------------------

Outstanding at March 29, 1997     1,077,773         $ 4.535 - 10.952
=====================================================================
Available for grant
   April 1, 1995                    359,525
   March 30, 1996                   369,447
   March 29, 1997                    49,566

     The following table summarizes information about stock options outstanding at March 29, 1997:

               Options Outstanding                         Options Exercisable
-------------------------------------------------------  -----------------------
                              Weighted        Weighted                  Weighted
                              Average         Average                   Average
Exercise        Number        Remaining      Exercisable      Number    Exercise
  Price      Outstanding   Contractual Life     Price      Exercisable    Price
-------------------------------------------------------  -----------------------
under $10.00    170,335       16 months        $ 6.598         170,335   $ 6.598
over  $ 9.99    907,438       75 months        $10.729         213,388    10.431
              ---------                                        -------
All           1,077,773       69 months        $10.076         383,723   $ 8.729

     Had stock-based compensation costs been determined as prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", net income would have been reduced by $0.5 million ($.07 per share on a primary and fully diluted basis) in fiscal 1997. Because all options granted in fiscal 1996 were forfeited in fiscal 1996, net income and earnings per share under Statement 123 do not differ materially from the amounts reported for fiscal 1996. The pro forma effect on net income for fiscal 1997 is not likely to be representative of the effects on reported net income for future years because the fiscal 1997 amount includes the effect of awards granted in fiscal 1997 and excludes the effect of awards granted before fiscal 1997. Additionally, future amounts are likely to be affected by the number of grants awarded since additional awards are generally expected to be made at varying amounts.

     In determining these amounts, the estimated weighted average fair value, utilizing the Black-Scholes option-pricing model, at date of option grant during fiscal 1997 was $4.55 for options whose exercise price equals the market price on the date of grant and $8.49 for options whose exercise price is less than the market price on the date of grant. The assumptions used to estimate the weighted average fair value are: expected life - 6 years, risk-free interest rate - 6.3 percent and expected volatility 46 percent. There is no expected dividend yield.

     The Company has a defined contribution plan for eligible employees, which qualifies under Section 401(k) of the Internal Revenue Code. The Company's contribution to the plan, which is based on a specified percentage of employees' contributions, amounted to $486, $473 and $415 in fiscal years 1997, 1996 and 1995, respectively. The Company may elect to make its contribution to the plan in the form of the Company's common stock. During fiscal years 1997 and 1996 the Company contributed 28,308 and 14,702 shares of common stock, respectively.


NOTE H -- DISCONTINUED OPERATIONS

     The Company completed the sale of its manufacturing subsidiary, Phaostron Instrument and Electronic Company ("Phaostron") to the management of Phaostron in September 1995. The Company accepted a note receivable with a recorded value of approximately $700 ($562 at March 29, 1997) as the sole consideration for the sale. The recorded value of the note approximates the fair value. The operating results, assets and liabilities of Phaostron have been classified as discontinued operations for all periods presented. Phaostron sales which are included in discontinued operations were $1,398 and $3,246, respectively, in fiscal years 1996 and 1995.

NOTE I -- FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

     The Company is engaged in one business, the distribution of electronic parts and components throughout the United States and Canada. The Company purchases a wide variety of electronic components, including semiconductors, connector products and passive and electromechanical components, and distributes these products to manufacturers of telecommunications equipment, electronic instruments, computers, computer peripherals, medical monitoring instruments and other electronic subsystems.

     The distribution of semiconductors accounted for approximately 44%, 51%, and 48% of total Company sales in fiscal years 1997, 1996, and 1995, respectively. Connector products accounted for approximately 25%, 20%, and 21%, and passive and electromechanical products accounted for approximately 31%, 29%, and 31% of total Company sales in fiscal years 1997, 1996, and 1995, respectively.

     Prior to the acquisition of its Canadian operations on August 22, 1995 the Company did not conduct operations outside the United States. Sales in Canada during fiscal 1997 and 1996 were $22.8 million and $13.2 million, respectively. Identifiable assets in Canada at March 29, 1997 and March 30, 1996 were approximately $11.9 million and $12.2 million, respectively.

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Sterling Electronics Corporation

     We have audited the accompanying consolidated statements of financial position of Sterling Electronics Corporation as of March 29, 1997 and March 30, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended March 29, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sterling Electronics Corporation at March 29, 1997 and March 30, 1996, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended March 29, 1997, in conformity with generally accepted accounting principles.



                                                           /s/ ERNST & YOUNG LLP

Houston, Texas
May 23, 1997

                       QUARTERLY INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------
                                (Dollars in thousands except per share amounts)

Sterling Electronics Corporation
                        FOR FISCAL YEARS ENDED MARCH 29, 1997 AND MARCH 30, 1996

                                                             April-June                             July-September
                                                       1996               1995+                 1996                1995
                                                   -------------------------------           ------------------------------
Net sales                                          $    82,123         $    70,423           $    77,277        $    80,383
Gross profit                                       $    18,158         $    15,122           $    17,585        $    17,203

Income from continuing operations                  $     2,391         $     2,273           $     2,340        $     2,522
Income (loss) from discontinued operations                 -0-                  24                  -0-              (558)
                                                   -----------         -----------           -----------        -----------
Net income                                         $     2,391         $     2,297           $     2,340        $     1,964
                                                   ===========         ===========           ===========        ===========

Income per common share:*
   Primary
     Continuing operations                       $       .32         $       .30           $       .32        $       .33
     Discontinued operations                             -0-                 -0-                   -0-               (.07)
                                                   -----------         -----------           -----------        -----------
     Net income                                  $       .32         $       .30           $       .32        $       .26
                                                   ===========         ===========           ===========        ===========
   Fully diluted
     Continuing operations                       $       .32         $       .30           $       .32        $       .33
     Discontinued operations                             -0-                 -0-                   -0-               (.07)
                                                   -----------         -----------           -----------        -----------
     Net income                                  $       .32         $       .30           $       .32        $       .26
                                                   ===========         ===========           ===========        ===========

Price range of common stock per share*
   HIGH                                            $    16.667         $    15.306           $    13.095        $    18.368
   LOW                                                  12.857              10.657                10.476             14.626

                                                          October-December                            January-March
                                                       1996               1995                  1997                1996
                                                   -------------------------------           ------------------------------
Net sales                                          $    82,181         $    79,347           $   102,184        $    91,982
Gross profit                                       $    17,975         $    17,051           $    21,581        $    19,449

Income from continuing operations                  $     2,232         $     2,503           $     2,635        $     3,075
Income (loss) from discontinued operations                 -0-                 -0-                   -0-                -0-
                                                   -----------         -----------           -----------        -----------
Net income                                         $     2,232         $     2,503           $     2,635        $     3,075
                                                   ===========         ===========           ===========        ===========

Income per common share:*
   Primary
     Continuing operations                       $       .31         $       .34           $       .36        $       .42
     Discontinued operations                             -0-                 -0-                   -0-                -0-
                                                   -----------         -----------           -----------        -----------
     Net income                                  $       .31         $       .34            $      .36        $       .42
                                                   ===========         ===========           ===========        ===========
   Fully diluted
     Continuing operations                       $       .31         $       .34           $       .36        $       .42
     Discontinued operations                             -0-                 -0-                   -0-                -0-
                                                   -----------         -----------           -----------        -----------
     Net income                                  $       .31         $       .34           $       .36        $       .42
                                                   ===========         ===========           ===========        ===========

Price range of common stock per share*
   HIGH                                            $    13.750         $    17.460           $    14.500        $    18.214
   LOW                                                  11.071              14.286                12.125             13.810

* Traded on the New York Stock Exchange (symbol - SEC). Amounts have been restated for five percent common stock dividendS paid to shareholders of record as of December 9, 1996 and January 11, 1996.
+  Restated for discontinued operations.